SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Ouster, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G2283K110

(CUSIP Number)

Jacob Goldfield 33 Union Square West New York, NY 10003 212-633-1882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jacob Goldfield
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,886,622
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,886,622
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,622
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
(14)	TYPE OF REPORTING PERSON IN

*     The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 456,889
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 456,889
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,889
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster 2 PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,726,512
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,726,512
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,512
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster 3 PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,703,221
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,703,221
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,221
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D dated March 23, 2021 (the “Original Schedule 13D”) of the Reporting Persons regarding their ownership of the Common Stock, par value $0.0001 per share, of Ouster, Inc., a Delaware corporation. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

The Original Schedule 13D was filed in error and should be disregarded. Each Reporting Person is eligible to file a Schedule 13G pursuant to Rule 13d-1(c). As beneficial owners of more than 5% of the Common Stock who are not otherwise required to file a Schedule 13D, the Reporting Persons are filing a Schedule 13G as required by Rule 13d-1(c).

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

Jacob Goldfield

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield

SHARING LLC OUSTER PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member

SHARING LLC OUSTER 2 PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member

SHARING LLC OUSTER 3 PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member